UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 0-29871

RADVISION LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM S-8 REGISTRATION STATEMENTS FILE NOS. 333-127013, 333-141654, 333-155442, 333-155444 AND 333-164091.

CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is hereby attached hereto and incorporated by reference herein:

Exhibit 99.1	Press release: RADVISION Ltd. Self Tender Offer Meets Conditions; Additional Offer Period to Expire September 7, 2010, dated September 2, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADVISION LTD.

Date: September 2, 2010	By:	/s/ Rael Kolevsohn
Name: Rael Kolevsohn
Title: Corporate Vice President and General Counsel

EXHIBIT INDEX
Exhibit No. 99.1	Description of Exhibit Press release: RADVISION Ltd. Self Tender Offer Meets Conditions; Additional Offer Period to Expire September 7, 2010, dated September 2, 2010.